NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

July 8, 2022

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Netcapital Inc.
Registration Statement on Form S-1 (File No. 333-262688)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Netcapital Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Tuesday, July 12, 2022, or as soon thereafter as practicable.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

NETCAPITAL INC.

By: __/s/ Cecilia Lenk____________

Name: Cecilia Lenk

Title: Chief Executive Officer